EF Hutton, division of Benchmark Investments, LLC

590 Madison Avenue, 39th Floor

New York, New York 10022

December 13, 2023

Via EDGAR

Division of Corporation Finance

Office of Trade & Services

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Attention:	Rucha Pandit
Dietrich King

Re:	Linkage Global Inc
Registration Statement on Form F-1, as amended
Initially Filed on September 1, 2023
File No. 333-274326

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations of the U.S. Securities and Exchange Commission under the Securities Act of 1933, as amended (the “Securities Act”), EF Hutton, division of Benchmark Investments, LLC, acting as representative of the underwriters, hereby joins Linkage Global Inc in requesting acceleration of the effective date of the above-referenced Registration Statement, so that it will become effective on December 18, 2023, at 4:30 p.m. Eastern Time, or as soon thereafter as practicable.

Pursuant to Rule 460 under the Securities Act, we wish to advise you that we have distributed as many copies of the Preliminary Prospectus dated September 15, 2023, to selected dealers, institutions, and others as appears to be reasonable to secure adequate distribution of the Preliminary Prospectus.

The undersigned confirms that it has complied and will continue to comply with, and it has been informed or will be informed by participating dealers that it has complied or will comply with, Rule 15c2-8 promulgated under the Securities Exchange Act of 1934, as amended, in connection with the above-referenced issue.

Very truly yours,

EF Hutton, division of Benchmark Investments, LLC

By:	/s/ Sam Fleischman
Name:	Sam Fleischman
Title:	Supervisory Principal